N E W S R E L E A S E

February 7, 2012

Nevsun 2012 Outlook Including Production Guidance

2012 OUTLOOK HIGHLIGHTS FOR BISHA

  Gold production guidance for 2012: 190,000 to 210,000 ounces
  Focus on delivering copper plant and infrastructure build on-schedule and budget
  Q2 release of updated resource & reserve statements including additions from Harena, hanging wall copper and primary infill drilling
  Continue exploration for organic growth on Bisha licences

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) today announces its 2012 outlook for planned gold production of 190,000 to 210,000 ounces from the Bisha mine in Eritrea. The Bisha mine is one of the highest grade open pit base metal deposits in the world and has a mine life in excess of 12 years.

Nevsun’s outlook includes production from the Bisha Main oxide reserve, stockpiles and Harena oxide. It does not include any production from the much larger and more valuable supergene and primary zones, which sit beneath the oxide zone cap and are scheduled to be brought into production in 2013.

2011 Review – Milestones Achieved

-       Commercial production declared on-schedule and under budget
-       Produced 379,000 ounces of gold
-       Declared inaugural dividend of $0.03 per share and a second semi-annual dividend of $0.05 per share
-       Finalized project purchase price with the State of Eritrea
-       Completed three major resource expansion drilling programs
-       Accumulated cash position of $347 million
-       Capital investment recovered in first year

2012 Outlook – Objectives Planned

-       Deliver revised oxide gold production plan
-       Continue paying semi-annual dividends
-       Obtain new Mining License for Harena deposit
-       Mine Harena oxide gold resource
-       Deliver resource & reserve re-statement in Q2 or early Q3
-       Manage copper phase project on-time and budget
-       In-fill drill and resource estimation of the Northwest Zone satellite deposit
-       Commence Bisha regional generative exploration program

Cliff Davis, Nevsun CEO commented, “Bisha had an excellent 2011 operating year, achieving its gold and cost per ounce production objectives. For 2012, Bisha has the team and contractors in place to successfully execute the copper phase expansion project so that copper production can start in mid 2013.”

Oxide Gold Reconciliation

Based on actual production data from 2011, Nevsun has reconciled its 2011 ore control model with the March 2011 resource model at Bisha and has concluded that the resource estimate used for mine planning over-estimated gold in portions of the Bisha Main oxide mineralization. The new production forecast includes approximately 1.3 million tonnes at 5.1 grams per tonne gold of the remaining 1.6 million tonnes of Bisha Main oxide. This compares with 2.5 million tonnes that was previously expected. Accordingly, the ounces to be produced in 2012 are about half of what Nevsun was previously expecting. In context, per the March 2011 technical report, the change represents a reduction of approximately 4% in Bisha’s total reserve tonnage, after taking into account that Bisha also has a proven and probable supergene and primary reserve of 23.7 million tonnes, including 3.9% copper in 7.4 million tonnes of supergene and 5.4% zinc in 16.3 million tonnes of primary.

Company staff and a newly appointed independent engineering firm have conducted thorough investigations of the oxide part of the deposit.

Nevsun now expects to disclose a revised reserve estimate for the entire Bisha and Harena deposits during the later part of second quarter of 2012 or early third quarter 2012. The time delay from previous guidance is due to the rigorous review process that has commenced using new independent engineers, incorporating actual mine data and data from the extensive 2011 drilling program.

Nevsun remains on track with development of the copper phase process plant at Bisha in advance of commercial copper production in 2013. While production for 2012 is lower than previously expected, Nevsun believes that the cash flow generated this year from the oxide deposit will be more than sufficient to fund the copper plant to completion.

Oxide production is expected to continue in early 2013 followed by commissioning of the copper flotation plant for start of copper concentrate production in mid-2013.  The decommissioned CIL plant will be mothballed on-site in a condition for future restart should additional oxide gold resources be discovered in the Bisha region.

Bisha remains a very robust operation with at least a decade of high-grade reserves. Bisha will continue to focus on further growing, developing and operating this world class asset as it continues to build a stronger business.

Frazer Bourchier, BASc, MASc, PEng, Chief Operating Officer of Nevsun, a qualified person under National Instrument 43-101, has reviewed and approved the contents of this news release.

Conference call:

The Company will hold a conference call on Tuesday, February 7 at 5:30AM Vancouver / 8:30AM Toronto, New York / 1:30PM London.  The passcode required is 7148175 and the dial-in details are as follows:

North America: 416-340-2217 / 1 866-696-5910 UK: 800-8989-6336 (toll free) Other International: +1 416-340-2217

The conference call will be available for replay until February 14, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 3428844 or by visiting our website at www.nevsun.com.

Forward Looking Statements: The above contains forward-looking statements regarding the 2012 corporate objectives, copper phase development, oxide resources and reserves, and drilling program results.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com